

2005 – a dynamic year for Orkla

Fourth quarter and full year results 2005
20 February 2006

CEO Dag J. Opedal


ORKLA

Agenda

- Highlights 2005
- Financial performance Orkla Group, Q4 and 2005
- Branded Consumer Goods
- Speciality Materials


Café




ORKLA

Highlights 2005

- Share performance +46.3 % dividend reinvested
- EPS increased by 91 %, up to NOK 28.1
- Strong structural growth, +72 % in operating revenues
  - Branded Consumer Goods considerably strengthened both in Nordic region and Russia
  - Speciality Materials with leading market positions and exposure to high growth sectors
- Portfolio gains and dividend received increased by NOK 1.9 billion
  - Return on investment portfolio +34.1 %
- New Group Executive Board


ORKLA

Value creation - Strong share performance

- Orkla share price performance +46.3 % vs Oslo Stock Exchange +40.5 % in 2005
- Share performance average annual return*:
  - 10 years:19.0 %
  - 5 years: 16.0 %
  - 3 years: 43.9 %


Orkla share performance 2000-2005
NOK
300
250
200
150
100
50
0
30.12.99 30.12.00 30.12.01 30.12.02 30.12.03 30.12.04 30.12.05

* Dividend reinvested


ORKLA

Growth in EPS 1992-2005


NOK
1.0
4.7
5.4
6.7
8.3
12.0
6.5
7.9
17.0
10.7
7.7
9.2
14.7
28.1
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004* 2005

Figures: Earnings per share diluted
* Before gain on sale of Carlsberg Breweries (corresponding to NOK 60.7 per share)


ORKLA

Major growth through acquisitions


Revenues in NOK million
Branded Consumer Goods
Speciality Materials
sapa:
Elkem
CHIPS
KONCERNEN
Collett
СладКо

Organisation



Orkla ASA
Branded Consumer Goods
Speciality Materials
Financial Investments
Orkla Foods
Orkla Brands
Orkla Media
Elkem
Sapa
Borregaard
Portfolio
Orkla Finans
Real Estate



ORKLA

Dividend strategy: Predictability and stability but from a higher level



NOK
25.00
5.00
7.50
0.93
1.13
1.36
1.58
1.93
2.03
2.50
3.00
3.25
3.40
4.00
4.50
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005*
Ordinary dividend
Additional dividend

* Proposed by the Board of Directors for 2005



ORKLA

New Executive Board

Group	Dag J. Opedal	(46)	CEO
Business areas	Torkild Nordberg	(48)	Branded Consumer Goods
	Bjørn M. Wiggen	(46)	Media
	Ole Enger	(57)	Speciality Materials
	Roar Engeland	(46)	Financial Investments/ Corporate Development
Corporate Staffs	Hilde Myrberg	(48)	Corporate Staffs
	Inger J. Solhaug	(36)	Marketing/Innovation BCG
	Terje Andersen	(47)	CFO


ORKLA

New set up for Financial Investments and Corporate Development


Financial Investments and
Corporate Development
Roar Engeland
Portfolio
Chief Investment Officer
Orkla Finans
Audun Bø
Real Estate
Kristian Eriksen
Corporate Development
Trygve Chr. Moe


ORKLA

The future development of Orkla Media

- open to considering joint ventures or sale


ORKLA

Orkla Media – a solid position and good growth

- Since Orkla Media was established in 1983, Orkla has developed the company into a leading media group operating in eight countries with an annual turnover of NOK 8.7 billion and 8 400 employees

- Orkla Media has strong positions on the newspaper markets in Norway, Denmark and Poland and a solid base on the magazine market, and is currently developing good positions on the digital market

- Orkla Media has a great deal of credibility in the publishing sector and has created substantial value, generating an average annual return of 15-20 per cent


ORKLA

– with good potential for improvement

- Orkla Media has good potential for improvements, in the form of cost reduction programmes and the development of new and existing positions, such as:
  - The development of free newspapers
  - The development of media house concepts
  - The establishment of new digital positions

- Several programmes have already been initiated to improve cost efficiency. The target is annual savings of NOK 300-400 million in the period 2006-2008.


ORKLA

- and exciting long-term challenges

- As a media owner, Orkla must have a 10 to 15-year perspective and consider what will be necessary for and of benefit to its media companies in the future media landscape. We must actively seek to position our companies to meet future challenges.
- We must think undogmatically about our own ownership. Orkla will not insist on owning 100 per cent if the goal of developing value-creating structures can be better achieved in a different way.
- In the case of Orkla Media, we have had two possibilities: either to invest resources aggressively ourselves or to sell all or parts of the business
- After thorough discussions, Orkla's Board of Directors has arrived at the conclusion that it will open the way for joint ventures or sale. These alternatives will be compared with continued investment by Orkla itself.
- As good owners, we will always take the best long-term interests of each company into account and focus on these interests in the decisions we make.


ORKLA

New value-creating solutions for media

- We have chosen to consider joint ventures or the sale of all or parts of the business because this solution can achieve three crucial goals:
  - It can contribute towards improving the efficiency of the media companies and further strengthen their positions
  - It can give us the opportunity to utilise existing expertise in the media sector to build more bridges to the digital markets
  - It can give us possibilities for acquiring new positions in growth areas in the future media market


ORKLA

What is expected of partners / buyers

- They must present plans for the further industrial development of Orkla Media companies
- They must show how they can contribute to value creation for Orkla shareholders
- They must support Orkla's publishing principles


ORKLA

Summing up

- Strengthened Nordic Branded Consumer Goods business in a challenging climate
- Russian platform for further growth established
- Larger business platform for Speciality Materials
- Exposure to new high growth segment in solar
- Solid financial capacity
- A strong and competent organisation for further growth and value creation


ORKLA

Financial performance

CFO Terje Andersen






Opera


ORKLA

Highlights Q4 2005

- Satisfactory performance for Orkla Foods and Orkla Media, weaker than expected results for Orkla Brands
- Solid results by Aluminium and Energy, market conditions still challenging for Borregaard and Sapa
- Restructuring and improvement programmes
  - Restructure of Silicon operations in Norway and US
  - Closure of Swedish food factory
- Strong improvement for Orkla Finans


ORKLA

Group income statement Q4 2005

Key figures *in NOK million*

1 Oct - 31 Dec	2005	Pro forma 2004	2004
Operating revenues	**14 831**	**14 572**	**8 603**
EBITA*	1 403	1 336	894
Amortisation intangibles	-92	-48	-6
Other revenues and expenses	-101	-13	7
EBIT	**1 210**	**1 275**	**895**
Associates	0	-7	93
Portfolio gains	422	80	80
Dividends and net financial items	70	-132	13
Ordinary profit before tax	**1 702**	**1 216**	**1 081**
Taxes	-61	-243	-199
Ordinary profit after tax	**1 641**	**973**	**882**
Earnings per share diluted (NOK)	7.9	4.6	4.1
Earnings per share diluted, adjusted (NOK)**	8.6	4.8	4.1

* Before amortisation
**Excl. amortisation and other revenues and expenses


ORKLA

Sources of growth from Q4-04 to Q4-05



Change in EBITA
894
58
-51
325
95
57
25
1 403
Q4-04
Branded Consumer Goods
Borregaard
Elkem
Sapa
Financial Investments
Other
Q4-05

Figures in NOK million


ORKLA

Group income statement 2005

Key figures *in NOK million*

1 Jan - 31 Dec	2005	Pro forma 2004	2004
Operating revenues	**55 304**	**55 699**	**32 126**
EBITA*	4 805	4 779	2 738
Amortisation intangibles	-236	-173	-7
Other revenues and expenses	-312	-710	-690
EBIT	**4 257**	**3 896**	**2 041**
Associates	196	181	592
Portfolio gains	2 186	754	750
Dividends and net financial items	567	-208	408
Ordinary profit before tax	**7 206**	**4 623**	**3 791**
Taxes	-1 162	-1 023	-695
Ordinary profit after tax	**6 044**	**3 600**	**3 096**
Earnings per share diluted (NOK)	28.1	77.9	75.4
Earnings per share diluted, adjusted (NOK)**	30.1	20.4	17.4

* Before amortisation
**Excl. amortisation and other revenues and expenses


ORKLA

Sources of growth from 2004 to 2005


Change in EBITA
2 738
201
-57
1 154
496
262
11
4 805
2004
Branded Consumer Goods
Borregaard
Elkem
Sapa
Financial Investments
Other
2005

Figures in NOK million


ORKLA

Cash flow from operating activities 2005

Key figures *in NOK million*

1 Jan - 31 Dec	2005	2004
Industry division:		
Operating profit	3 951	1 809
Amortisation, depreciation and write-downs	2 487	1 359
Change in net working capital	-450	1 074
Net replacement expenditure	-1 646	-860
Cash flow from operating activities	4 342	3 382


ORKLA

Strong financial capacity


NOK billion
Net gearing
40
36
32
28
24
20
16
12
8
4
0
-4
2000
2001
2002
2003
2004
2005
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Equity
Net interest-bearing debt
Net gearing

Figures as reported
IFRS accounting from 2004


ORKLA

Despite major acquisitions ROCE > WACC


14.8 %
13.2 %
13.2 %
13.0 %
13.0 %
11.7 %
11.3 %
WACC=9.7 %
1999
2000
2001
2002
2003
2004
2005


ORKLA

Financial Investments - Portfolio performance



Portfolio OSEBX MSCI Nordic S&P 500
34.1 %
40.5 %
36.3 %
4.9 %
28.4 %
42.4 %
25.3 %
14.4 %
2005
2003-2005

Average annual return

Gains and dividends *in NOK million*

2005	1 Jan - 31 Dec	1 Oct - 31 Dec
Unrealised gains	1 427	-63
Realised gains	2 121	407
Change in fair value of associates	65	15
Dividend received	994	220
Others (cost, internal gains etc.)*	301	82
Change in net asset value	**4 908**	**661**

* Internal gain from Elkem and Adresseavisen



Portfolio key figures

Key figures *in NOK million*

	31 Dec 05	31 Dec 04	excl. Elkem 31 Dec 04	Change 05
Market value portfolio	16 149	17 589	13 142	3 007
Net asset value	17 042	16 702	12 134	4 908
Unrealised gains before tax	5 102	3 675		
Share of portfolio invested				
- outside Norway	53 %	35 %	46 %	+7 % pts
- in listed companies	85 %	87 %	83 %	+2 % pts



Branded Consumer Goods

Torkild Nordberg
Managing Director, Orkla Brands


Kotlin
KETCHUP LAGOM


Cafe


HER
OG
NÅ


ORKLA

Felix ketchup without sugar (commercial)


FELIX
UTAN TILLSATT SOCKER
SAMMA GODA SMAK


FELIX
TOMATKETCHUP
UTAN TILLSATT SOCKER


ORKLA

Orkla Foods - Structural growth in 2005

- Top line growth of 7 %, driven by acquisitions
- Satisfying margins in acquired businesses
- Demanding retail markets, particularly in Sweden
- Satisfying results from efficiency programmes carried out in 2005
  - New programmes initiated



NOK billion
14.5 %
16.4 %
14.9 %
8.6 %
9.2 %
8.9 %
14
12
10
8
6
4
2
0
2003
2004
2005
Revenues
EBITA-margin
ROCE

IFRS accounting from 2004



ORKLA

Segment information Q4-05

- Nordic
  - Swedish retail markets still demanding
  - Increased level of innovation and new product launches
- Ingredients
  - Increased revenues and improved margin
  - More efficient operations through cost reductions
- International – Strong profit and growth
  - Contribution from SladCo
  - Brand building in Russia

Orkla Foods
in NOK million

1 Oct - 31 Dec	2005	2004	Change
Revenues			
Nordic	2 444	2 455	0 %
Ingredients	795	737	8 %
International	701	356	97 %
Eliminations	- 78	- 67	
Orkla Foods	**3 862**	**3 481**	11 %
EBITA			
Nordic	307	327	-6 %
Ingredients	58	51	14 %
International	68	18	278 %
Orkla Foods	**433**	**396**	9 %



ORKLA

Orkla Brands – Important acquisitions in 2005

- Significant increase in revenues and EBITA due to acquisition of Chips in 2005
  - Dilutive effect on the operating margin and ROCE as expected
- Strengthen market shares for all categories in spite of loss in Sweden
- Rising raw material prices
- Demanding retail markets, particularly in Sweden



NOK billion
34.6 %
35.7 %
20.0 %
19.6 %
19.9 %
16.6 %
6
4
2
0
2003
2004
2005
Revenues
EBITA-margin
ROCE

IFRS accounting from 2004



Weak quarter – NOK 30 million in one-off effects

- High raw material prices
- Negative one-off effects of NOK 30 million
- *Fewer sale-days at four out of seven operations*
- Difficult markets in Sweden for Biscuits and Snacks

Orkla Brands
in NOK million

1 Oct - 31 Dec	2005	2004	Pro forma 2004
Revenues	1 764	1 323	1 818
EBITA	266	274	327
EBITA-margin	15.1 %	20.7 %	18.0 %



Media - Turnaround in advertising markets in 2005

- Positive trend in advertising revenues
  - Annual growth in Denmark and Poland +10 %, Newspapers Norway +7 %
  - Higher volume, but pressure on prices
- Positive growth at Berlingske
  - On track to achieve EBITA-target of + NOK 200 million in 2006/07
  - New cost efficiency programmes initiated in Trykkompagniet



NOK billion
10.2 %
8.6 %
5.8 %
4.5 %
4.9 %
3.3 %
8
6
4
2
0
2003
2004
2005
Revenues
EBITA-margin
ROCE

IFRS accounting from 2004


ORKLA

Satisfactory growth fourth quarter

- Continued good performance by Berlingske
  - Significant improvement in EBITA due to increased advertising revenues
  - Capital reduction of DKK 400 million due to sold real estate
- Focus on product development and innovation at Newspapers Norway
  - Some pressure on costs



Berlingske - EBITA 12 m rolling
150
100
50
0
-50
-100
-150
-200
Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04 Q1-05 Q2-05 Q3-05 Q4-05

Figures in NOK million


ORKLA

Launch of Jif Window System (commercial)


Jif
VINDU SYSTEM




ORKLA

Speciality Materials

Ole Enger
Executive Vice President








ORKLA

Elkem - Satisfactory results in 2005

- Strong market prices and stable performance for primary aluminium
- Strong results for the energy business
  - EBITA + NOK 171 million compared with 2004
- Increased focus on Solar through R&D project and ownership in REC
- Weak markets and results for Silicon Metal
- Restructuring of Silicon operations

NOK billion



12.9 %
13.5 %
12.6 %
10
8
6
4
2
0
2003
2004
2005
Revenues
EBITA-margin

IFRS accounting from 2004



Strong markets for primary aluminium

- Growth and high prices for primary aluminium in Q4
- Limited sensitivity to changes in aluminium prices due to;
  - Raw material prices linked to LME
  - Metal hedging programme
  - Currency hedge
- Anode project on track

EBITA per quarter - Aluminium



140
120
100
80
60
40
20
0
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
2003
2004
2005

IFRS accounting from 2004
Figures in NOK million



Growth in results for Elkem Aluminium ANS*

Strategy Aluminium from year 2000:
- Long-term alumina contracts
- Long-term energy contracts (Vattenfall)
- Hedging metal/currency

EBITA per year



1200
1000
800
600
400
200
0
-200
1987 1989 1991 1993 1995 1997 1999 2001 2003 2005

Figures in NOK million

* All figures 100 %. Elkem's share in Elkem Aluminium ANS is 50 %



ORKLA

Hedging policy

- Sold forward contracts up to 3 years, corresponding to approximately 2.2 years exposure
- Average price USD 1 639 per tonne



Net exposure
Hedged
Energy/Anode contracts LME, 10 %
Alumina spot LME 25 %



ORKLA

Status hedging Q4-05

Primary aluminium - 3 month LME (USD/MT)



Foreign exchange - USD/NOK



- In Q4 2005 Elkem Aluminium recorded a loss of NOK 57 million (YTD NOK 146 million) on its metal hedging (50 % basis)
- At the end of 2005 Elkem Aluminium had sold forward 430 000 tonnes of aluminium (100 % basis)
- Hedging policy was established prior to large investments in Elkem.
- At the end of 2005 Elkem Aluminium had unrealised metal hedging losses of NOK 641 ~~549~~ million (50 % basis) distributed over the years 2006-2009

- In Q4 2005 Elkem Aluminium recorded a gain of NOK 44 million (YTD NOK 170 million) on its currency hedging (50 % basis)
- At the end of 2005 Elkem Aluminium had hedged USD 55 million of its estimated income streams in USD over the next year (100 % basis) corresponding to approximately 0.2 years exposure
- At the end of 2005 Elkem Aluminium had unrealised currency gains of NOK 19 million (50 % basis) for 2006

ORKLA

Elkem

Strong hydropower production for Energy

- Strong results in Q4 due to higher than normal hydropower production and high prices
- Weaker trading and hedging results in Q4 compared with first three quarters
- Hydro reservoir levels at end of year considerably higher than seasonal norm
- Good progress at the Sauda project

EBITA per quarter - Energy


200
180
160
140
120
100
80
60
40
20
0
Q1 Q2 Q3 Q4
2003
Q1 Q2 Q3 Q4
2004
Q1 Q2 Q3 Q4
2005

IFRS accounting from 2004
Figures in NOK million

ORKLA

Elkem

Restructuring of silicon metal operations

- Continued weak markets
- One-off effects due to change of pension plan to "contribution plan", +NOK 45 million
- Measures implemented;
  - Sale of silicon metal business in USA
  - Closure of the third and last furnace at Elkem Meraker
  - Production of silicon metal (Si99) halted at Elkem's Fiskaa plant

Silicon related
in NOK million

1 Oct - 31 Dec	2005	2004	Change
Revenues	1 618	1 813	-11 %
EBITA	52	76	-32 %
EBITA-margin	3.2 %	4.2 %	


ORKLA

Challenging year for Sapa due to weak markets

- European markets for extrusions fragmented but generally weak
- Strong price increases for aluminium metal and increased import competition in Western Europe
- Stronger focus on improvement programmes
- Announcement Jan-06, Lennart Evrell new Managing Director at Sapa


5.8 %
4.8 %
4.0 %
14
12
10
8
6
4
2
0
2003
2004
2005
Revenues
EBITA-margin

IFRS accounting from 2004


ORKLA

Borregaard - Positive effects from restructuring in 2005

- Considerable contribution to results from restructuring of non-core areas
- Notable improvement for energy operations and fine chemicals
- Challenging markets for cellulose
- Higher oil-related costs affect most business areas
- Weaker USD & EUR and reduced hedging effects negatively impact results


NOK billion
7.2 %
8.0 %
8.2 %
5.7 %
5.7 %
6.9 %
6
4
2
0
2003
2004
2005
Revenues
EBITA-margin
ROCE

IFRS accounting from 2004


ORKLA

Stronger need for improvement programmes seen in Q4

- Progress in fine chemicals and strong results for energy operations
- Higher oil-related costs and reduced currency hedging effects
- Markets for dissolving cellulose for the textile industry still difficult
- New improvement programme launched from January 2006

Borregaard
in NOK million

1 Oct - 31 Dec	2005	2004	Change
Revenues	1 108	1 497	-26 %
EBITA	49	100	-51 %
EBITA-margin	4.4 %	6.7 %	


ORKLA

Next events

Week 13	Annual Report 2005
27 Apr 2006	Annual General Meeting
28 Apr 2006	Shares quoted ex. dividend
5 May 2006	First quarter 2006 results
11 May 2006	Dividend payment
10 Aug 2006	Second quarter 2006 results
31 Oct 2006	Third quarter 2006 results


ORKLA

Appendix


ORKLA

Cash flow statement

Key figures *in NOK million*

1 Jan - 31 Dec	2005	2004
Industry division:		
Operating profit	3 951	1 809
Amortisation, depreciation and write-downs	2 487	1 359
Change in net working capital	-450	1 074
Net replacement expenditure	-1 646	-860
Cash flow from operating activities	4 342	3 382
Financial items, net	-494	-303
Cash flow from Industry division	3 848	3 079
Cash flow from Financial Investments	706	860
Taxes paid and miscellaneous	-1 025	-503
Cash flow before capital transactions	3 529	3 436
Dividends paid and shares buy back	-2 018	-6 097
Cash flow before expansion	1 511	-2 661
Net expansion	-19 026	16 784
Net purchases/sales portfolio investments	660	-72
Net cash flow	-16 855	14 051
Currency translation net interest-bearing debt	228	-61
Change in net interest-bearing debt	16 627	-13 990
Net interest-bearing debt	15 445	-1 182


ORKLA

Balance sheet

Key figures *in NOK million*

31 Dec	2005	Pro forma 2004	2004
Long term assets	38 618	39 724	22 433
Portfolio investments etc.	16 177	13 236	13 170
Short-term assets	19 814	18 745	9 952
Total assets	**74 609**	**71 705**	**45 555**
Equity to total assets ratio	50.8 %	45.4 %	69.6 %
Net interest bearing liabilities	15 445		-1 182
Net gearing	0.41		-0.04


ORKLA

Largest holdings in the portfolio

Market value *in NOK million*

per 31 December 2005

Principal holdings	**Industry**	**Market value**	**Share of portfolio (%)**	**Share of equity (%)**
Storebrand	Insurance	1 145	7.1	7.6
DnB NOR	Bank	720	4.5	0.8
Hennes & Mauritz	Retailing	657	4.1	0.4
Steen & Strøm	Real Estate	648	4.0	11.3
Rieber & Søn	Food	565	3.5	14.3
Norsk Hydro	Energy	556	3.4	0.3
Capio	Health care	511	3.2	5.1
Vimpelcom ADR	Telecommunication	440	2.7	0.7
Industri Kapital 2000 [1]	Investment	425	2.6	3.6
Fast Search	Systems Software	408	2.5	5.8
Total principal holdings		6 075	37.6	
Market value of entire portfolio		**16 149**		

1) Not listed


ORKLA

Change in advertising revenues in Orkla Media


NOK million
9
-25
-53
-152
-112
-65
-60
-40
-23
-20
-3
7
42
32
29
63
58
66
76
80
Q1-01 Q2-01 Q3-01 Q4-01 Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04 Q1-05 Q2-05 Q3-05 Q4-05


ORKLA

Currency translation effects in Q4 and 2005

in NOK million

Revenues	Q4-05	2005
Orkla Foods	-127	-331
Orkla Brands	-19	-61
Orkla Media	-41	-118
Borregaard	-13	-92
Total	**-200**	**-602**

EBITA	Q4-05	2005
Orkla Foods	-15	-36
Orkla Brands	-4	-10
Orkla Media	-2	4
Borregaard	-1	-2
Total	**-22**	**-44**


ORKLA

Financial items


ORKLA

Financial items, Orkla Group

Key figures *in NOK million*

1 Jan - 31 Dec	**2005**	**2004**
Net interest expenses	-452	-120
Currency gain/lost	6	-1
Other financial items, net	-6	-22
Net financial items	**-452**	**-143**



Equity and liabilities, Orkla Group



NOK billion
Net gearing
40
36
32
28
24
20
16
12
8
4
0
-4
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Equity
Net interest-bearing debt
Net gearing

Figures as reported
IFRS accounting from 2004



Debt maturity profile 31 Dec 2005, Orkla ASA


NOK million
Average maturity
6 000
5 000
4 000
3 000
2 000
1 000
0
2006
2007
2008
2009
2010
2011
2012
2013
2014 -
Drawn amounts
Unutilized credit facilities

IFRS accounting from 2004


ORKLA

Funding Sources 31 Dec 2005, Orkla ASA


Unutilised credit facilities 29 %
Bonds and CPs 38 %
5.3
7.0
6.0
Banks 33 %

Figures in NOK billion


ORKLA



ORKLA FOURTH QUARTER '05

KEY FIGURES FOURTH QUARTER FOR ORKLA ASA

	1.1.-31.12.		1.10.-31.12.		Pro forma 1.10.-31.12.	Pro forma 1.1.-31.12.
Amounts in NOK million	**2005**	2004	**2005**	2004	2004	2004
Operating revenues	**55,304**	32,126	**14,831**	8,603	14,572	55,699
Operating profit before amortisation*	**4,805**	2,738	**1,403**	894	1,336	4,779
Ordinary profit before taxes	**7,206**	3,791	**1,702**	1,081	1,216	4,623
Earnings per share diluted (NOK)	**28.1**	75.4	**7.9**	4.1	4.6	77.9
Cash flow from operating activities	**4,342**	3,382	**2,117**	1,620		
Net interest-bearing debt	**15,445**	(1,182)				
Equity (%)	**50.8**	69.6				45.4
Net gearing	**0.41**	(0.04)				

OPERATING REVENUES



NOK million
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
1Q
2Q
3Q
4Q
2004**
1Q
2Q
3Q
4Q
2005

OPERATING PROFIT BEFORE AMORTISATION*



NOK million
1 400
1 200
1 000
800
600
400
200
0
1Q
2Q
3Q
4Q
2004**
1Q
2Q
3Q
4Q
2005

* Operating profit before amortisation and other revenues and expenses
** Pro forma figures

THE FOURTH QUARTER IN BRIEF

- Group pre-tax profit totalled NOK 1,702 million (NOK 1,081 million)[1]. Fourth quarter earnings per share were NOK 3.8 higher than in 2004, and EPS for the year as a whole amounted to NOK 28.1.
- Satisfactory progress for Orkla Media in Denmark and Orkla Foods in Russia, but somewhat weaker profit for Orkla Brands due to non-recurring costs and weak profit development for the Confectionery business and Biscuits in Sweden. The grocery market in Sweden is still demanding, with considerable pressure on prices and margins.
- The quarterly results for Elkem's and Borregaard's energy businesses were good. Primary aluminium also achieved growth, while Elkem's silicon business, Borregaard's Chemicals business and Sapa continued to face a demanding market situation.
- Extensive restructuring of Elkem's silicon business.
- Good development and profit growth for Orkla Finans. The Financial Investments division otherwise realised portfolio gains of NOK 422 million in the fourth quarter (NOK 80 million)[1]. The return on the investment portfolio was 34.1 % at quarter-end, while the net asset value increased by more than NOK 650 million in the fourth quarter.

[1] The figures in brackets are for the same period last year (restated according to IFRS).

MAIN TRENDS

Group operating revenues in the fourth quarter totalled NOK 14,831 million (NOK 14,572 million)[1]. New companies contributed to the growth of the Branded Consumer Goods area, while, as a result of restructuring and disposals in 2004, Borregaard's fourth quarter operating revenues were approximately NOK 450 million lower than last year. The NOK continued to strengthen against euro-related currencies in the fourth quarter, which resulted in a negative currency translation effect of NOK 200 million.

For the year as a whole, Group operating revenues amounted to NOK 55,304 million, 72 % higher than in 2004. In 2005 acquisitions increased operating revenues by approximately NOK 25 billion, while restructuring and disposals at Borregaard led to a revenue loss of around NOK 1.8 billion.

Elkem's silicon-related operations continued to experience a demanding market situation and operating revenues were lower than in the fourth quarter of 2004. To adjust production capacity Elkem has closed down several furnaces at its Norwegian plants and has entered into an agreement to sell its silicon metal business in the USA. When these measures have been completed, silicon metal capacity will have been reduced by about 50 %.

Group operating profit before amortisation totalled NOK 1,403 million in the fourth quarter (NOK 1,336 million)[2]. For 2005 as a whole, operating profit before amortisation amounted to NOK 4,805 million (NOK 4,779 million)[2].

A good year-end for the Russian biscuit and confectionery company SladCo contributed to profit growth for Orkla Foods International in the fourth quarter, while both Orkla Foods Nordic and Orkla Brands continue to face a demanding market situation in Sweden, where focus is on prices, discounts and private labels. The results for the Swedish companies were weaker than in the fourth quarter of 2004. Confectionery had a weak quarter, affected by non-recurring costs (substantial, extraordinary price reductions on seasonal products and a minor change in the treatment of discounts). Non-recurring costs reduced Orkla Brands' fourth quarter profit by about NOK 30 million. Orkla Media in Denmark reported positive profit performance in the fourth quarter due to the continued growth in the advertising markets.

The quarterly results for Elkem's and Borregaard's energy operations were good. The resource situation was good due to high precipitation levels in Western and Northern Norway. Primary aluminium had a satisfactory quarter and a good operating situation. The performance of the silicon business was poor in the fourth quarter due to the continuing weak market situation. The business is being restructured. Work on Elkem's project to produce silicon metal for the solar cell industry continues, with substantial investments. A full review of Elkem's solar project has been carried out in connection with the annual report and accounts. NOK 144 million was invested in this project in 2005, of which NOK 59 million has been capitalised. Volume development was somewhat better for Sapa towards the end of the fourth quarter. However, margins were slightly weaker because the entities did not manage to increase prices as rapidly as aluminium prices rose. The improvement programmes are beginning to show results.

Borregaard reported a decline in profit in the fourth quarter. The difficult market situation for cellulose, high oil-related costs and the reduced effect of currency hedges have led to weak quarterly results for LignoTech and ChemCell. Synthesis achieved growth due to substantial deliveries of pharmaceutical intermediates. Intensified restructuring programmes have been implemented and are proceeding as planned.

Associates primarily consist of Jotun and Elkem's investment in the Renewable Energy Corporation (REC). REC has issued two convertible bonds. REC has recently informed Orkla that, under IFRS, these bonds must be treated as a debt instrument and that, for accounting purposes, the value of the option element must be reported as a financial expense (for further information regarding IFRS-effects see www.recgroup.com). The calculated expense will depend on the difference between conversion right and the value of the underlying share. This matter was not taken into account in REC's financial statements at the end of the third quarter. Since REC's annual financial statements are not currently available, Orkla has chosen to set the contribution to profit from the investment in REC at zero for the year 2005. In the fourth quarter, this represents a reversal of NOK -22 million under the «Associates» line. On the other hand, Orkla also owns part of REC's convertible bond. The value of the option element must similarly be taken to income in Orkla's financial statements. At the end of the fourth quarter, NOK 45 million was reported under «Other financial revenues» to reflect this. These matters will have no cash flow effects for REC or for Orkla.

Orkla Finans ended the year well and achieved operating profit of almost NOK 100 million in 2005.

The return on Orkla's investment portfolio in 2005 was 34.1 %, compared to a rise of 40.5 % for the Oslo Stock Exchange Benchmark Index and of 17.2 % for the dividend-adjusted FTSE World Index. Realised portfolio gains and the change in the fair value of associates totalled NOK 422 million (NOK 80 million)[1] in the fourth quarter and NOK 2,186 million (NOK 750 million)[1] for the year as a whole. At year-end, unrealised gains amounted to approximately NOK 5 billion.

Group earnings per share diluted totalled NOK 28.1 in 2005 (NOK 14.7 excluding the gain on the sale of Orkla's stake in Carlsberg Breweries in 2004, which amounted to NOK 60.7 per share)[1]. Structural growth, mainly the acquisition of Elkem, had an accretive effect on earnings per share for the Industry division. The increase in earnings per share for the Financial Investments division was ascribable to higher realised gains from portfolio investments and dividends received. Before amortisation and other revenues and expenses (and the gain on the sale of Orkla's interest in Carlsberg Breweries in 2004), earnings per share amounted to NOK 30.1 (NOK 17.4)[1]. The tax charge for 2005 is 16.1 %.

The Board of Directors intents to follow a dividend policy in which the aim is a stable increase in ordinary dividend, but wishes at the same time to increase the level. In accordance with this the Board of Directors proposes an ordinary dividend of NOK 7.50 per share, up from NOK 4.50 per share in 2004. The Board of Directors also consider it as natural to carry out moderate yearly buy-backs of own shares in line with strategy previously communicated.

[2] Pro forma figures for 2004 restated according to IFRS (include Elkem from 1 January and Chips Abp from 1 March)

[3] Excluding acquisitions and divestments and currency translation effects

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-31.12. 2005	1.1.-31.12. 2004	1.10.-31.12. 2005	1.10.-31.12. 2004	Pro forma 1.10.-31.12. 2004	Pro forma 1.1.-31.12. 2004
Operating revenues	**55,304**	32,126	**14,831**	8,603	14,572	55,699
Operating expenses	**(48,350)**	(28,206)	**(12,902)**	(7,437)	(12,726)	(48,737)
Ordinary operating depreciation	**(2,149)**	(1,182)	**(526)**	(272)	(510)	(2,183)
Amortisation intangibles	**(236)**	(7)	**(92)**	(6)	(48)	(173)
Other revenues and expenses**	**(312)**	(690)	**(101)**	7	(13)	(710)
Operating profit	**4,257**	2,041	**1,210**	895	1,275	3,896
Profit from associates	**196**	592	**0**	93	(7)	181
Dividends	**1,019**	551	**237**	18	18	554
Portfolio gains	**2,186**	750	**422**	80	80	754
Financial items, net	**(452)**	(143)	**(167)**	(5)	(150)	(762)
Ordinary profit before taxes	**7,206**	3,791	**1,702**	1,081	1,216	4,623
Taxes	**(1,162)**	(695)	**(61)**	(199)	(243)	(1,023)
Ordinary profit after taxes	**6,044**	3,096	**1,641**	882	973	3,600
Discontinued operations	**0**	12,529	**0**	0	0	12,529
Profit for the year	**6,044**	15,625	**1,641**	882	973	16,129
Minority	**246**	71	**19**	24	24	71
Profit before tax, Industry division	**3,722**	1,872	**972**	882	1,104	3,112
Profit before tax, Financial Investments division	**3,484**	1,919	**730**	199	112	1,511
Earnings per share (NOK)	**28.1**	75.5	**7.9**	4.1	4.6	78.0
Earnings per share diluted (NOK)	**28.1**	75.4	**7.9**	4.1	4.6	77.9
Earnings per share diluted (NOK)***	**30.1**	17.4	**8.6**	4.1	4.8	20.4

The interim report has been prepared in accordance with IAS 34 Interim Financial Reporting.

* Pro forma figures for 2004 restated according to IFRS (include Elkem from 1 January and Chips Abp from 1 March
** Other revenues and expenses amounted to NOK -312 million at the end of fourth quarter 2005 and were related to write-downs of goodwill (NOK -159 million) and restructuring expenses/write-down of inventory (NOK -54 million) in respectively Direct Marketing (Orkla Media) and Household Textiles (Orkla Brands), closure of plant at Orkla Foods Öland (NOK -24 million) and restructuring in Elkem (NOK -75 million)
*** Before amortisation of intangibles, other revenues and expenses and in 2004 the gain on the sale of Orkla's share of Carlsberg Breweries

ORKLA FOODS

- Structural growth
- Still demanding operating parameters on the grocery market
- Several new improvement programmes have been initiated
- Good profit growth and sales reoriented towards branded products in Russia

Orkla Foods' operating revenues amounted to NOK 3,862 million in the fourth quarter, up 11 % compared with 2004 (underlying[3] -1 %). For the year as a whole, operating revenues totalled NOK 13,650 million, equivalent to 7 % growth (underlying[3] -2 %). Operating profit before amortisation totalled NOK 433 million in the fourth quarter, up 9 %. This rise was largely due to structural growth. Annual operating profit before amortisation amounted to NOK 1,213 million, up 4 %.

Fourth quarter operating revenues for Orkla Foods Nordic totalled NOK 2,444 million (NOK 2,455 million)[1]. Operating profit before amortisation was NOK 307 million (NOK 327 million)[1]. The main reason for the decline in profit continues to be demanding operating parameters, especially on the Swedish grocery market. In 2005 Orkla Foods launched more new products on the Nordic grocery market than ever before. A large number of cost reduction measures have been initiated in the Swedish companies.

Fourth quarter operating revenues for Orkla Foods International totalled NOK 701 million (NOK 356 million)[1]. The increase was primarily due to the acquisition of the Russian company SladCo. Operating profit before amortisation was NOK 68 million (NOK 18 million)[1]. SladCo achieved positive development. Sales were gradually reoriented towards chocolate products with a stronger brand image and the company achieved significant sales growth in Moscow, the South Volga region and North-/Western-Russia. The company reported a rise in operating profit. In December 2005 Orkla Foods Romania entered into an agreement to buy Royal Brinkers Romania (margarine), which will strengthen Orkla's position as an important supplier to the Romanian grocery trade. This acquisition is subject to the approval of the competition authorities.

Orkla Food Ingredients reported fourth quarter operating revenues of NOK 795 million (NOK 737 million)[1]. A majority of Orkla Food Ingredients' companies reported sales growth. Operating profit before amortisation totalled NOK 58 million (NOK 51 million)[1]. Improvement programmes have been completed at KåKå (Sweden) and Odense Marcipan (Denmark). Similar programmes will be implemented at four other companies to improve efficiency even further.

ORKLA BRANDS

- After good sales growth in the third quarter, the fourth quarter was disappointing, with an underlying[3] decline in sales
- Weak quarter for Confectionery, affected by non-recurring costs and high raw material prices
- The amalgamation of the sales operations of the Snacks and Biscuits businesses in Sweden had a slightly negative short-term effect on the sales development

Orkla Brands' operating revenues totalled NOK 1,764 million (NOK 1,323 million)[1] in the fourth quarter. Revenues were enhanced by the acquisitions of Chips and Collett Pharma. The latter company was consolidated in the accounts from the fourth quarter. Underlying[3] operating revenues were 5 % weaker than in the corresponding period of 2004.

OPERATING REVENUES

Amounts in NOK million	1.1.-31.12. 2005	1.1.-31.12. 2004	1.10.-31.12. 2005	1.10.-31.12. 2004	Pro forma* 1.10.-31.12. 2004	Pro forma* 1.1.-31.12. 2004
Orkla Foods Nordic	**8,864**	9,114	**2,444**	2,455	2,455	9,114
Orkla Foods Ingredients	**2,743**	2,640	**795**	737	737	2,640
Orkla Foods International	**2,312**	1,182	**701**	356	356	1,182
Eliminations Orkla Foods	**(269)**	(225)	**(78)**	(67)	(67)	(225)
Orkla Foods	**13,650**	12,711	**3,862**	3,481	3,481	12,711
Orkla Brands	**6,336**	4,787	**1,764**	1,323	1,818	6,315
Orkla Media	**8,677**	8,280	**2,375**	2,254	2,254	8,280
Eliminations Branded Consumer Goods	**(255)**	(226)	**(75)**	(83)	(83)	(226)
Branded Consumer Goods	**28,408**	25,552	**7,926**	6,975	7,470	27,080
Elkem Energy	**1,473**	-	**370**	-	323	1,265
Elkem Aluminium	**2,333**	-	**600**	-	584	2,328
Elkem Silicon	**6,469**	-	**1,618**	-	1,813	6,814
Eliminations Elkem	**(1,147)**	-	**(260)**	-	(270)	(1,073)
Elkem	**9,128**	-	**2,328**	-	2,450	9,334
Sapa	**12,517**	-	**3,164**	-	3,047	12,826
Borregaard Energy	**343**	304	**87**	75	75	304
Borregaard Chemicals	**4,170**	6,100	**1,039**	1,470	1,470	6,100
Eliminations Borregaard	**(155)**	(187)	**(18)**	(48)	(48)	(187)
Borregaard	**4,358**	6,217	**1,108**	1,497	1,497	6,217
Eliminations Speciality Materials	**(92)**	-	**(26)**	-	(23)	(115)
Speciality Materials	**25,911**	6,217	**6,574**	1,497	6,971	28,262
H.O./Unallocated/Eliminations	**(19)**	(74)	**25**	(17)	(17)	(74)
Industry division	**54,300**	31,695	**14,525**	8,455	14,424	55,268
Financial Investments division	**1,004**	431	**306**	148	148	431
Group	**55,304**	32,126	**14,831**	8,603	14,572	55,699

OPERATING PROFIT**

Amounts in NOK million	1.1.-31.12. 2005	1.1.-31.12. 2004	1.10.-31.12. 2005	1.10.-31.12. 2004	Pro forma* 1.10.-31.12. 2004	Pro forma* 1.1.-31.12. 2004
Orkla Foods Nordic	**997**	1,036	**307**	327	327	1,036
Orkla Foods Ingredients	**143**	117	**58**	51	51	117
Orkla Foods International	**73**	11	**68**	18	18	11
Eliminations Orkla Foods	**-**	-	**-**	-	-	-
Orkla Foods	**1,213**	1,164	**433**	396	396	1,164
Orkla Brands	**1,049**	951	**266**	274	327	1,111
Orkla Media	**425**	371	**173**	144	144	371
Eliminations Branded Consumer Goods	**-**	-	**-**	-	-	-
Branded Consumer Goods	**2,687**	2,486	**872**	814	867	2,646
Elkem Energy	**571**	-	**138**	-	156	400
Elkem Aluminium	**452**	-	**135**	-	101	430
Elkem Silicon	**131**	-	**52**	-	76	431
Eliminations Elkem	**-**	-	**-**	-	-	-
Elkem	**1,154**	-	**325**	-	333	1,261
Sapa	**496**	-	**95**	-	56	620
Borregaard Energy	**157**	122	**45**	37	37	122
Borregaard Chemicals	**142**	234	**4**	63	63	234
Eliminations Borregaard	**-**	-	**-**	-	-	-
Borregaard	**299**	356	**49**	100	100	356
Eliminations Speciality Materials	**-**	-	**-**	-	-	-
Speciality Materials	**1,949**	356	**469**	100	489	2,237
H.O./Unallocated/Eliminations	**(137)**	(148)	**(20)**	(45)	(45)	(148)
Industry division	**4,499**	2,694	**1,321**	869	1,311	4,735
Financial Investments division	**306**	44	**82**	25	25	44
Group	**4,805**	2,738	**1,403**	894	1,336	4,779

* Pro forma figures for 2004 restated according to IFRS (include Elkem from 1 January and Chips Abp from 1 March)
** Before amortisation and other revenues and expenses

With the exception of Sweden, market shares were maintained and in some categories strengthened in the fourth quarter.

At the end of the fourth quarter, operating revenues totalled NOK 6,336 million, up NOK 1,549 million compared with 2004. Underlying[3] revenues were slightly higher (+1 %) than in 2004. Sales development for Biscuits in Sweden and Household Textiles was weaker than last year, while the performance of the other businesses was on a par with or slightly better than the previous year.

Operating profit before amortisation was NOK 266 million in the fourth quarter, down NOK 8 million from the same period last year. The underlying[3] decline was primarily related to Confectionery, the Biscuits business and Lilleborg Home and Personal Care. For Orkla Brands, non-recurring costs, which amounted to about NOK 30 million in the fourth quarter, were primarily related to Confectionery which has undertaken a substantial, extraordinary price reduction for seasonal products, in addition to changing the practice for the treatment of discounts. Measures have been implemented to improve sales planning and the management of seasonal and campaign products. The decline in profit for the Biscuits business was largely due to difficult market conditions in Sweden, where retailers continue to focus on private labels. The amalgamation of the sales activities of the Snacks and Biscuits businesses in Sweden from October 2005 also had a negative short-term impact on sales. Lilleborg Home and Personal Care reported lower profit in the fourth quarter, largely ascribable to lower sales resulting from fewer new launches than in the fourth quarter of 2004 and higher prices for important products, which are sourced from Unilver.

Operating profit before amortisation for the year totalled NOK 1,049 million (NOK 951 million)[1]. This growth was primarily due to new companies, although Lilleborg Professional and Dietary Supplements and Health Products also achieved profit growth. Profit from Confectionery and the Biscuits business declined, while profit from the other areas was on a par with last year. In the case of Confectionery, the decline in profit compared with 2004 was in the order of NOK 50 million, less than half of which was due to higher raw material prices. The decline for the Biscuits business was due to lower sales and higher advertising investments.

ORKLA MEDIA

- Continued progress for Berlingske
- Growth in advertising markets in Denmark and Norway

Orkla Media's operating revenues amounted to NOK 2,375 million in the fourth quarter, equivalent to a 5 % growth. The rise was mainly due to growth in advertising revenues for the Danish and Norwegian newspaper businesses. Operating profit before amortisation was NOK 173 million, up NOK 29 million in the same period of 2004. For 2005 as a whole, Orkla Media's operating revenues totalled NOK 8,677 million, equivalent to a underlying[3] growth of 4 % compared with 2004. Full-year operating profit before amortisation was NOK 425 million (NOK 371 million)[1].

Berlingske again reported profit growth in the fourth quarter, mainly due to the rise in advertising revenues. The volume of text and classified advertisements continued to grow. In the case of Berlingske

Tidende, advertising growth was primarily ascribable to «Situations Vacant» advertisements. Circulation figures for paid newspapers are still falling slightly. For Berlingske as a whole, circulation was on a par with the total market. Berlingske sold a substantial part of its real estate properties in Copenhagen in the fourth quarter, which freed up capital in the order of DKK 400 million.

Newspapers Norway reported lower profit in the fourth quarter than in the corresponding period of 2004. Advertising growth remained positive, but profit was reduced by investments in innovation and new launches. As a result of intensified launching of local neighbourhood newspapers in Oslo, neighbourhood newspapers are distributed to all households in Oslo once a week from January 2006.

Newspapers Central and Eastern Europe reported a decline in profit in the fourth quarter. Advertising revenues were on a par with 2004. The competitive situation on the Polish newspaper market has intensified as a result of several new launches by competitors.

Underlying profit for Magazines Norway declined slightly in the fourth quarter compared with 2004. The quarterly results were affected by an increase in the resources allocated for new launches.

Direct Marketing reported a slight decline in profit compared with 2004. The restructuring process in this sector is continuing.

ELKEM

- Structural moves initiated for Silicon Metal
- High prices for primary aluminium
- Good resource situation for the energy operations

Fourth quarter operating revenues amounted to NOK 2,328 million (NOK 2,450 million)[2]. At the end of the fourth quarter, operating revenues totalled NOK 9,128 million (NOK 9,334 million)[2]. Fourth quarter operating profit before amortisation was NOK 325 million, compared with NOK 333 million in the same period of 2004. Full-year operating profit before amortisation totalled NOK 1,154 million (NOK 1,261 million)[2].

Several structural moves were made in the fourth quarter to improve Elkem's profitability and strategic position. In the Silicon area, an agreement was entered into concerning the sale of the silicon metal works in Alloy, West Virginia, to Globe Metallurgical. At the same time, an option agreement was signed for the sale of the associated hydropower plant to the D.E. Shaw investment fund. The total value of these agreements for Elkem is approximately USD 130 million. In the fourth quarter, decisions were also made to wind-up the Fiskaa silicon metal plant in Kristiansand and the silicon metal plant in Meraker, Nord-Trøndelag county. The processes of winding-up has begun and will be completed in the first half of 2006. Restructuring provisions of NOK 75 million were made in the fourth quarter in connection with these processes. In addition changeover to defined contribution pension scheme for Elkem employees in Norway has a positive non-recurring accounting effect in the quarter of NOK 60 million.

Profit for primary aluminium was higher than in both the third quarter of 2005 and the fourth quarter of 2004. The aluminium market continued to strengthen in the fourth quarter. The average price for aluminium for three-months' delivery on the London Metal Exchange (LME) was USD 2,069 in the fourth quarter, compared with USD 1,847 in the third quarter and USD 1,814 in the fourth quarter of 2004. A currency hedge gain of NOK 44 million and a loss of NOK 57 million on metal hedging were recognised in the income statement for the fourth quarter. Operations were good at the aluminium plants in the fourth quarter.

Profit from the energy business was good in the fourth quarter. Hydropower production in Norway totalled 972 GWh, which is 123 GWh higher than in the same period of 2004. However trading results were somewhat weaker in the fourth quarter. In the fourth quarter, the spot price on the Nordic market changed from 25 øre/KWh in October to 24 øre/KWh in November and to 27 øre/KWh in December. The average system price for the year was 23 øre/KWh. The resource situation at the end of the fourth quarter was significantly better than normal for the time of the year.

The results for the silicon-related units were weaker than in previous periods. The markets for silicon metal and ferrosilicon remained weak in the fourth quarter and production capacity was cut back in order to reduce exposure. The operational performance of some of the production plants in Norway and Iceland was also weaker than anticipated. The operational and profit performance of the other silicon-related units was acceptable. Work on Elkem's project to produce silicon metal for the solar cell industry is proceeding according to plan. In the course of the fourth quarter, Elkem increased its investment in the Renewable Energy Corporation (REC) by purchasing 98,690 shares.

SAPA

- Increased demand and higher volumes for Profiles in the fourth quarter
- Strong rise in aluminium prices puts pressure on margins for Profiles
- Improved profit for Building System, but the situation in Portugal is still difficult
- Reduced volumes for Heat Transfer due to increased competition in Europe and USA
- Positive effects from improvement programmes

Volumes delivered in the fourth quarter totalled 93,500 tonnes (91,210 tonnes)[2], which is a rise of 3 %. The extrusion market in Europe, which as a whole has been weak throughout the year, improved slightly towards the end of 2005. In the USA demand picked up again after the temporary decline in the third quarter. Weaker demand and increased competition in Europe and the USA resulted in lower fourth quarter volumes for Heat Transfer. However, demand was strong in China and volumes for the Chinese business continued to grow. In 2005 Sapa's volume totalled 383,815 tonnes (389,167 tonnes)[2].

Fourth quarter operating revenues totalled SEK 3,791 million (SEK 3,359 million)[2], up 13 %. This increase was ascribable to volume growth and higher metal prices. Compared with the fourth quarter of 2004, the average price of aluminium was 30 % higher measured in SEK and 24 % measured in euro. The effects of currency translation from foreign subsidiaries to SEK increased operating revenues by 6 % compared with the same quarter in 2004. Full-year operating revenues totalled SEK 14,541 million, equivalent to a rise of 4 %.

Operating profit before amortisation in the fourth quarter amounted to SEK 116 million (SEK 61 million)[2]. Margins were under some pressure during the quarter since the entities were unable to keep pace with the sharp rise in aluminium prices. Operating profit before amortisation for 2005 totalled SEK 591 million (SEK 696 million)[2]. Most of the negative difference can be ascribed to the profit performance of Profiles. The improvement programmes that have been implemented are starting to

GROUP BALANCE SHEET

Amounts in NOK million	31.12. 2005	1.1. 2005	Pro forma* 1.1. 2005
Intangible assets	**18,077**	4,005	15,693
Tangible assets	**16,912**	9,334	17,110
Financial long-term assets	**3,629**	9,094	6,921
Non-current assets	**38,618**	22,433	39,724
Inventories	**6,055**	2,875	6,139
Receivables	**11,348**	4,769	9,257
Portfolio investments	**16,177**	13,170	13,236
Cash and cash equivalents	**2,411**	2,308	3,349
Current assets	**35,991**	23,122	31,981
Total assets	**74,609**	45,555	71,705
Paid-in equity	**2,010**	2,007	2,007
Accumulated profit	**35,167**	29,239	30,133
Minority interests	**746**	448	448
Equity	**37,923**	31,694	32,588
Provisions	**5,799**	2,057	6,378
Non-current interest-bearing liabilities	**13,045**	4,246	20,255
Current interest-bearing liabilities	**5,703**	1,326	2,276
Other short-term liabilities	**12,139**	6,232	10,208
Equity and liabilities	**74,609**	45,555	71,705
Equity ratio (%)	**50.8**	69.6	45.4

*Pro forma figures for 2004 restated according to IFRS (include Elkem and Chips Abp)

CHANGE IN EQUITY

Amounts in NOK million	1.1.-31.12. 2005	2004
Equity 1 January	**31,246**	19,458[1]
Profit for the year after minorities	**5,798**	15,554
Dividend 2004/2003	**(1,952)**	(5,972)
Sale/repurchase of own share	**63**	(83)
Change in fair value portfolio	**1,536**	2,320
Change in fair value hedging	**(571)**	199
Options costs	**26**	-
All-inclusive principle due to acquisitions	**1,445**	-
Translation effects etc.	**(414)**	(230)
Equity at end of period	**37,177**	31,246

Effects of implementing IAS 32/39 Financial Instruments are recognised in the opening balance at 1 January 2005.

[1] Egenkapitalen pr. 1.1.2005 er endret med 35 mill. kroner i forhold til transitiondokumentet som følge av at konsernet har gått tilbake til prinsippet om balanseføring av finansierings-utgifter. Dette er fordi balanseføring ser ut til å være den løsningen IASB kommer til å havne på etter konvergering med US GAAP, samtidig som Elkem har benyttet dette prinsippet. En samordning var derfor uansett nødvendig.

CASH FLOW

Amounts in NOK million	1.1.-31.12. 2005	2004	1.10.-31.12. 2005	2004
Industry division:				
Operating profit	**3,951**	1,809	**1,128**	870
Amortisation, depreciation and write downs	**2,487**	1,359	**581**	217
Change in net working capital	**(450)**	1,074	**632**	731
Cash flow from operating activities before net replacement expenditures	**5,988**	4,242	**2,341**	1,818
Net replacement expenditures	**(1,646)**	(860)	**(224)**	(198)
Cash flow from operating activities	**4,342**	3,382	**2,117**	1,620
Financial items, net	**(494)**	(303)	**(242)**	(121)
Cash flow from Industry division	**3,848**	3,079	**1,875**	1,499
Cash flow from Financial Investments division	**706**	860	**(107)**	101
Taxes Paid	**(1,245)**	(581)	**(360)**	(105)
Miscellaneous	**220**	78	**160**	61
Cash flow before capital transactions	**3,529**	3,436	**1,568**	1,556
Dividends paid	**(2,081)**	(6,015)	**(48)**	(12)
Shares buy back	**63**	(82)	**11**	54
Cash flow before expansion	**1,511**	(2,661)	**1,531**	1,598
Expansion investments, Industry division	**(737)**	(27)	**(259)**	(8)
Sold companies	**383**	17,562	**347**	56
Acquired companies	**(18,672)**	(751)	**(786)**	(217)
Net purchases/sales portfolio investments	**660**	(72)	**4**	(266)
Net cash flow	**(16,855)**	14,051	**837**	1,163
Currency translation net interest-bearing debt	**228**	(61)	**(328)**	26
Change in net interest-bearing debt	**16,627**	(13,990)	**(509)**	(1,189)
Net interest-bearing debt	**15,445**	(1,182)		

have positive effects and are offsetting the increase in energy-related costs and lower volumes.

In Orkla's consolidated financial statements, Sapa's fourth quarter operating revenues totalled NOK 3,164 million, a rise of NOK 117 million from the same period in 2004. For the full year 2005, operating revenues amounted to NOK 12,517 million (NOK 12,826 million)[2]. Fourth quarter operating profit before amortisation amounted to NOK 95 million, up from NOK 56 million in the fourth quarter of 2004. For the full year 2005, operating profit before amortisation amounted to NOK 496 million (NOK 620 million)[2].

BORREGAARD

- Profit was negatively affected by high oil-related costs and reduced effect of currency hedges
- Challenging market conditions for cellulose
- Improvement for fine chemicals and good results for energy operations
- Continued restructuring and a new improvement programme

Borregaard's operating revenues for the fourth quarter totalled NOK 1,108 million, which in terms of underlying[3] growth was 10 % higher than in the corresponding quarter of 2004. For 2005, operating revenues amounted to NOK 4,358 million, equivalent to a underlying[3] growth of 2 % from the previous year.

Fourth quarter operating profit before amortisation amounted to NOK 49 million (NOK 100 million)[1]. The decline from 2004 was primarily due to a sharp drop in profit from Borregaard ChemCell and Borregaard LignoTech, while Borregaard Synthesis made substantial progress. For the year as a whole, operating profit before amortisation amounted to NOK 299 million (NOK 356 million)[1]. Weaker results from Borregaard ChemCell and Borregaard LignoTech were partly offset by good progress at Borregaard Energy and Borregaard Synthesis and the absence of losses from restructured/divested companies. Challenging market conditions for cellulose, high oil-related costs and unfavourable currency exchange rates were only partly compensated for by the effect of improvement programmes.

Borregaard LignoTech reported lower profit for the fourth quarter than in the corresponding quarter of 2004. Total sales volumes were slightly higher, but margins were lower due to a poorer product mix and higher freight and energy costs. Reduced effect of currency hedges and some operational interruptions had a negative impact on profit. Price increases have been implemented and will take effect in 2006.

Borregaard ChemCell posted substantially lower profit for the fourth quarter than for the same period in 2004. The prolonged decline in the Asian market for textile cellulose in the third quarter contributed to a weaker product mix. High oil-related costs and the reduced effect of currency hedges also had a negative impact, but were somewhat offset by the effects of improvement programmes. Profit from the ethanol business was on a par with the same quarter in 2004. The yeast business in Switzerland continued to report poor results.

Borregaard Synthesis achieved significantly better results than in the fourth quarter of 2004. Restructuring of operations outside Norway and large deliveries of pharmaceutical intermediates made a positive contribution. Sales of aroma products (vanillin and ethyl vanillin) were also good. The business in Italy performed better than in 2004 due to lower costs and a more favourable product mix.

Borregaard Energy's profit for the fourth quarter was strong and slightly higher than in the same quarter in 2004. Higher sales and somewhat better market prices were partly offset by a weaker contribution from financial power trading.

Restructuring of the former Denofa has a significant effect on profit. The remaining businesses in the company (rentals, real-estate development, etc.) have been grouped in the company Oraveien Industripark, which is performing favourably.

FINANCIAL INVESTMENTS

After rising 38.6 % in the third quarter, the Oslo Stock Exchange (OSE) Benchmark Index increased 1.3 % in the fourth quarter. The other Nordic markets rose slightly more than the OSE in the fourth quarter. The OSE Benchmark Index rose 40.5 % in 2005, while the FTSE World Index, adjusted for dividends, rose 17.2 %. The return on Orkla's investment portfolio was 34.1 % in 2005.

Pre-tax profit for the Financial Investments division for the fourth quarter amounted to NOK 730 million (NOK 199 million)[1]. Realised portfolio gains and changes in the fair value of associates totalled NOK 422 million (NOK 80 million)[1]. Dividends received amounted to NOK 220 million (NOK 17 million)[1].

Net purchases of shares totalled NOK 352 million in the fourth quarter, while net sales for 2005 amounted to NOK 309 million.

The net asset value of the portfolio increased by NOK 661 million in the fourth quarter to NOK 17,042 million. At the end of December, the market value of the portfolio was NOK 16,149 million and investments outside Norway accounted for 53 %. Unrealised gains totalled NOK 5,102 million at the end of the fourth quarter and were equivalent to 32 % of the portfolio's market value.

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities totalled NOK 2,117 million in the fourth quarter, which is an improvement of NOK 497 million compared with the same quarter in 2004. In the Branded Consumer Goods division, working capital was reduced towards the end of the year while difficult market conditions for the silicon business resulted in large inventories of finished silicon metal and ferrosilicon products at Elkem. These stocks were reduced during the quarter due to the closure of furnaces, but are still substantial. High aluminium prices led to an increase in receivables for both Elkem and Sapa. Increased investments are largely ascribable to the consolidation of Elkem. For the full year 2005, cash flow from operating activities totalled NOK 4,342 million (NOK 3,382 million)[1].

Expansion investments amounted to NOK 737 million in 2005 and were largely related to Elkem. The expansion of the Saudefaldene hydropower plant, the anode factory at Mosjøen and the conversion of capacity at the Thamshavn plant from ferrosilicon to silicon metal were Elkem's main strategic investment projects in 2005.

Acquisitions in the fourth quarter amounted to NOK 786 million. Collett Pharma was consolidated as from 1 October 2005. Other companies acquired are mainly investments within Orkla Media Digital and advance payment for Sapa's acquisition of Alufinal. Divestments were largely related to Elkem's sale of its silicon metal plant in Alloy, West Virginia.

Net sales of portfolio investments amounted to NOK 309 million (net purchases of NOK 496 million)[1], while sales of real-estate amounted to NOK 351 million (NOK 424 million)[1].

As a result of acquisitions in 2005, the Orkla Group had a negative net cash flow of NOK 16,855 million. The strengthening of the NOK against euro-related currencies since 31 December 2004 resulted in a positive currency translation effect on net interest-bearing liabilities. This effect amounted to NOK 228 million for the year. In total, net interest-bearing liabilities have increased by NOK 16.6 billion and amounted to NOK 15,445 million as of 31 December 2005.

The average interest rate for the Group's interest-bearing liabilities in the fourth quarter was 3.4 % and the proportion of interest-bearing liabilities at floating interest rates was 83 %. These loans were mainly in SEK, EUR, USD and NOK. As of 31 December 2005, the equity to total assets ratio was 50.8 %.

OTHER MATTERS

With effect from 1 December 2005 Orkla appointed a new Group Executive Board which consists of Dag J. Opedal (Group President and CEO), Torkild Nordberg (Branded Consumer Goods), Bjørn Wiggen

(Media), Ole Enger (Speciality Materials), Roar Engeland (Investment division/Strategy/Corporate Development), Inger Johanne Solhaug (Marketing/Innovation), Hilde Myrberg (Orkla's corporate staffs) and Terje Andersen (CFO). Halvor Stenstadvold, who will be retiring this spring, has now formally stepped down from the Group Executive Board.

On 5 January 2006, Executive Vice President Anders Berggren announced that he will be leaving Orkla ASA. Executive Vice President Roar Engeland will take over the management of Orkla's Financial Investments division, while continuing to be responsible for Corporate Development. The heads of the Portfolio Investments department, Orkla Finans, Real Estate and the Corporate Development department will therefore report to Roar Engeland. The position of Chief Investment Officer, is currently vacant, but the recruitment process has begun.

On 1 February 2006, Kåre Wetterberg, Managing Director of Sapa, announced that he will resign from the company as from 1 August 2006. The new Managing Director will be Lennart Evrell, who was formerly Deputy Managing Director at Munters AB, an international group that supplies products and services for water and fire damage restoration, dehumidification, humidification and air cooling in 30 countries. Mr Evrell has been a member of the Board of Directors of Sapa since 2001. He has degrees in civil engineering and business economics and has previously worked at Asea, Atlas Copco and Sphinx Gustavsberg.

The Board of Directors would like to thank Halvor Stenstadvold, Anders Berggren og Kåre Wetterberg for their considerable efforts in important positions and their contribution to the development of the Orkla Group.

GENERAL MEETING

The Ordinary General Meeting will be held on 27 April 2006 at 3 p.m. at Gamle Logen, Store Sal, in Oslo. Orkla's Annual Report for 2005 will be distributed in week 13.

STRUCTURAL CHANGES AND A NEW ACCOUNTING STANDARD (IFRS)

Elkem and the Russian company SladCo were consolidated into the financial statements as subsidiaries as from 1 January 2005, while Chips Apb was similarly consolidated as from 1 March 2005. Special pro forma figures have been prepared to show what the Group would have looked like in 2004 if Elkem and Chips Abp had been consolidated according to the same principles as in 2005 (Elkem for the full year and Chips Abp from 1 March 2004). SladCo has not been included in the pro forma figures. Comments and comparisons at Group level are mainly related to these pro forma figures, while comments on individual business areas are based on the restated IFRS figures. Analysis of excess value related to the acquisitions has been carried out. Excess values totalling NOK 10 billion in the form of power-rights, trademarks and goodwill in excess of previous book values in the respective companies have been reported. The Group does not consider these trademarks to be subject to ongoing amortisation, while power-rights are amortised over the remaining reversion period. For other supplementary comments relating to IFRS, reference is made to the notice to the Oslo Stock Exchange dated 18 April 2005.

OUTLOOK

Generally speaking, the international economic outlook for the coming months appear to be mostly positive, but somewhat unstable. The growth pace of the Chinese economy levelled-off in 2005, but significant growth is expected in China. Markets in Russia and Eastern Europe are expected to continue to grow. The outlook for Europe remains uncertain, but macro-economic figures indicate some improvement in 2006. The US economy is expected to continue to grow but at a slowing pace. The significant imbalances still create considerable uncertainty as regards to future development.

In the Nordic region, several grocery chains are aiming to increase the percentage of private labels, while focus on prices and margins will remain strong. For Orkla Brands and Orkla Foods, the importance of strong brands, coupled with innovation and effective communication with consumers, will increase. Advertising markets for Orkla Media improved in 2005. On the other hand, there is uncertainty as regards to further development as a result of increased competition in the markets in which Orkla Media operates. Both initiated and planned cost improvement programmes are expected to continue to contribute positively to the performance of the Branded Consumer Goods division in 2006.

It must be assumed that oil and energy prices will remain high. At the start of 2006, prices for primary aluminium were high, while markets for silicon metal and ferrosilicon were weak. In all areas comprised by the Speciality Materials division, active measures are being implemented to adapt to the changed operating parameters. Significant cost reduction measures have been implemented and the degree of specialisation has been increased. These efforts will be further intensified in 2006.

The financial markets continued to perform well in 2005 and the Oslo Stock Exchange grew particularly strongly. Interest rates are expected to rise moderately in most markets, while the macro picture on global stock markets was considered to be positive but fragile at the start of 2006. Geopolitical conditions, imbalances in the US economy, and the possibility of slower growth in China all represent risks that could significantly change the economic situation in 2006

Oslo, 17 February 2006
The Board of Directors of Orkla ASA

Press Release


ORKLA

www.orkla.no
P.O.Box 423 Skøyen, NO-0213 Oslo Telephone: +47-22 54 40 00 E-mail: info@orkla.no

---

Ref.: Ole Kristian Lunde SVP Corporate Communications Tel.: +47 22 54 44 31
Rune Helland VP Investor Relations Tel: +47 22 54 44 11

Date: 20 February 2006

A dynamic year for Orkla

In the fourth quarter of 2005 Orkla's ordinary profit before tax totalled NOK 1.7 billion. For the full year, Group operating revenues amounted to NOK 55.3 billion, while ordinary pre-tax profit totalled NOK 7.2 billion. The Branded Consumer Goods business was strengthened by expansion in the Nordic region and Russia. The results for Speciality Materials were good in the energy sector, but the market situation for Borregaard's chemicals business and for Sapa was challenging.

Operating revenues for 2005 were up 72 per cent. Major acquisitions, such as Sapa, Elkem, the Chips Group, SladCo, Collett Pharma and Panda boosted revenues by approximately NOK 25 billion, while restructuring and disposals at Borregaard reduced revenues by around NOK 1.8 billion.

"We have a dynamic year behind us in which we have taken over many large companies. This has significantly increased both our earnings and our profit. At the same time, we continue to implement comprehensive efficiency improvement programmes in order to strengthen the competitiveness of both the Branded Consumer Goods area and Speciality Materials," says Group President and CEO Dag J. Opedal.

Orkla Finans achieved good growth and increased its profit. The Financial Investments division otherwise realised portfolio gains of NOK 422 million in the fourth quarter. At the end of December the return on the investment portfolio was 34 %, while the net asset value increased by more than NOK 650 million in the fourth quarter.

Earnings per share were up NOK 3.8 compared with the fourth quarter of 2004 and amounted to 28.1 for the full year, an increase of 91 per cent[1].

The Board of Directors proposes an ordinary dividend of NOK 7.50 per share, up from NOK 4.50 per share in 2004.

---

[1] Adjusted for the Carlsberg transaction.

GROUP INCOME STATEMENT

	1.1.-31.12.		1.10.-31.12.		Pro forma 1.10.-31.12.	Pro forma 1.1.-31.12.
Amounts in NOK million	**2005**	2004	**2005**	2004	2004	2004
Operating revenues	**55,304**	32,126	**14,831**	8,603	14,572	55,699
Operating expenses	**(48,350)**	(28,206)	**(12,902**	(7,437)	(12,726)	(48,737)
Ordinary operating depreciation	**(2,149)**	(1,182)	**(526)**	(272)	(510)	(2,183)
Amortisation intangibles	**(236)**	(7)	**(92)**	(6)	(48)	(173)
Other revenues and expenses**	**(312)**	(690)	**(101)**	7	(13)	(710)
Operating profit	**4,257**	2,041	**1,210**	895	1,275	3,896
Profit from associates	**196**	592	**0**	93	(7)	181
Dividends	**1,019**	551	**237**	18	18	554
Portfolio gains	**2,186**	750	**422**	80	80	754
Financial items, net	**(452)**	(143)	**(167)**	(5)	(150)	(762)
Ordinary profit before taxes	**7,206**	3,791	**1,702**	1,081	1,216	4,623
Taxes	**(1,162)**	(695)	**(61)**	(199)	(243)	(1,023)
Ordinary profit after taxes	**6,044**	3,096	**1,641**	882	973	3,600
Discontinued operations	**0**	12,529	**0**	0	0	12,529
Profit for the year	**6,044**	15,625	**1,641**	882	973	16,129
Minority	**246**	71	**19**	24	24	71
Profit before tax, Industry division	**3,722**	1,872	**972**	882	1,104	3,112
Profit before tax, Financial Investments	**3,484**	1,919	**730**	199	112	1,511
Earnings per share (NOK)	**28.1**	75.5	**7.9**	4.1	4.6	78.0
Earnings per share diluted (NOK)	**28.1**	75.4	**7.9**	4.1	4.6	77.9
Earnings per share diluted (NOK)* **	**30.1**	17.4	**8.6**	4.1	4.8	20.4

* Pro forma figures for 2004 restated according to IFRS (include Elkem from 1 January and Chips Abp from 1 March

** Other revenues and expenses amounted to NOK -312 million at the end of fourth quarter 2005 and were related to write-downs of goodwill (NOK -159 million) and restructuring expenses/write-down of inventory (NOK -54 million) in respectively Direct Marketing (Orkla Media) and Household Textiles (Orkla Brands), closing of the plant Orkla Foods Öland (NOK -24 million) and restructuring in Elkem (NOK -75 million)

*** Before amortisation of intangibles, other revenues and expenses and in 2004 the gain on the sale of Orkla's share of Carlsberg Breweries